Exhibit 99.1

News Release

Stantec Announces Fourth Quarter and Year-End 2019 Results and Dividend Increase

Adjusted earnings per share increased 17.5% in the quarter and 11% for the year driven by strong organic growth

EDMONTON, AB; NEW YORK, NY (February 26, 2020) TSX, NYSE:STN

Stantec today reported its results for the quarter and year ended December 31, 2019. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the corresponding period ended December 31, 2018.

Stantec continued to demonstrate solid performance in the fourth quarter. Adjusted net income increased 15% to $52.3 million, primarily due to a 7.8% increase in net revenue, improved gross margin, and a decrease in administrative and marketing expenses as a percentage of net revenue on a pre-IFRS 16 basis. As a result, adjusted earnings per share increased 17.5% to $0.47.

“Over the course of 2019 we laid the foundation for a renewed, reinvigorated Stantec and our efforts resulted in solid financial results for the fourth quarter and the year. With clients at the center of everything we do, we enter 2020 laser-focused on winning impactful work, delivering exceptional project execution, and driving operational efficiency,” said Gord Johnston, Stantec’s President and Chief Executive Officer. “With our three-year strategic plan, announced in December, we have charted a course for continued value creation, and I am confident that we will achieve the targets set out in the plan.”

Fourth Quarter 2019 Highlights (After adoption of IFRS 16)

●

Net revenue increased 7.8% or $65.4 million mainly due to organic growth of 5.3% and acquisition growth of 2.8%. Organic growth was achieved in all businesses and was particularly strong within Environmental Services, Infrastructure, and Water.

●	Gross margin increased as a percentage of net revenue from 53.8% to 54.0% reflecting Stantec’s continued focus on project execution and project mix.
●

Administrative and marketing expenses were 38.7% of net revenue, including a 0.4% impact from severances associated with the Company’s organizational reshaping efforts. On a pre-IFRS basis, after adjusting for non-recurring items, administrative and marketing expenses as a percentage of net revenue decreased to 42.4% in Q4 19 from 43.7% in Q4 18. The decrease was primarily a result of improved utilization and operational efficiencies.

●

Adjusted EBITDA from continuing operations increased 69.6% from $84.2 million to $142.8 million, representing 15.8% of net revenue, mainly due to IFRS 16, higher net revenue, and lower administrative and marketing expenses from cost reduction initiatives (a 25.4% increase to $105.6 million representing 11.7% of net revenue, before IFRS 16).

●	Contract backlog was $4.3 billion—a 1.9% increase from December 31, 2018—representing approximately 11 months of work.
●

Days sales outstanding was 94 days (79 days including deferred revenue) at December 31, 2019, compared to Stantec’s target of 98 days. This was a strong improvement compared with 103 days at December 31, 2018, (88 days including deferred revenue) and 104 days at September 30, 2019, (91 days including deferred revenue) and reflects the significant and continuous efforts made during the year to improve the Company’s billing and collection efforts and the receipt of certain milestone-based payments.

2019 Highlights (After adoption of IFRS 16)

●	Net revenue increased 10.6% or $356.1 million due to organic growth of 4.4% and acquisitions.
●

Adjusted EBITDA from continuing operations increased 46.3% to $574.4 million, representing 15.5% of net revenue, mainly due to IFRS 16 (a 9.9% increase to $431.4 million and representing 11.6% of net revenue, before IFRS 16).

●	Adjusted diluted EPS increased 11.0% to $2.02 from $1.82.
●	Balance sheet strengthened with net debt to adjusted EBITDA (on a trailing twelve-month basis) of 1.1x.
●	Operating cash flows from continuing operations for 2019 increased 119.2% to $449.9 million (a 62.4% increase to $333.2 million before IFRS 16).
●	1,400,713 common shares were repurchased for an aggregate price of $43.2 million.
●	Return on invested capital at December 31, 2019, was 8.8%.

Dividend Increase

●	On February 26, 2020, Stantec’s Board of Directors declared a dividend of $0.155 per share, an increase of 6.9% from last year, payable on April 15, 2020, to shareholders on record on March 31, 2020.

Financial Summary

	2019		2018		Q4 2019		Q4 2018
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	4,827.3	130.1%	4,283.8	127.7%	1,210.2	134.3%	1,083.9	129.7%
Net revenue	3,711.3	100.0%	3,355.2	100.0%	901.0	100.0%	835.6	100.0%
Direct payroll costs	1,702.9	45.9%	1,540.0	45.9%	414.7	46.0%	386.2	46.2%
Gross margin	2,008.4	54.1%	1,815.2	54.1%	486.3	54.0%	449.4	53.8%
Administrative and marketing expenses	1,433.6	38.6%	1,438.2	42.9%	348.5	38.7%	382.7	45.8%
Other	(1.2)	0.0%	6.9	0.2%	(2.2)	(0.2%)	5.5	0.7%
EBITDA from continuing operations (1)	576.0	15.5%	370.1	11.0%	140.0	15.5%	61.2	7.3%
Depreciation of property and equipment	58.2	1.6%	50.1	1.5%	14.7	1.6%	13.0	1.6%
Depreciation of lease assets	115.8	3.1%	-	0.0%	30.6	3.4%	-	0.0%
Amortization of intangible assets	66.9	1.8%	65.0	1.9%	16.9	1.9%	15.1	1.8%
Net interest expense	69.6	1.9%	28.7	0.9%	17.5	1.9%	9.3	1.1%
Income taxes	71.1	2.0%	55.0	1.6%	17.9	2.0%	2.6	0.3%
Net income from continuing operations	194.4	5.2%	171.3	5.1%	42.4	4.7%	21.2	2.5%
Net loss from discontinued operations	-	0.0%	(123.9)	(3.7%)	-	0.0%	(32.2)	(3.8%)
Net income	194.4	5.2%	47.4	1.4%	42.4	4.7%	(11.0)	(1.3%)
Basic and diluted earnings per share (EPS) from continuing operations	1.74	n/m	1.51	n/m	0.38	n/m	0.19	n/m
Adjusted EBITDA from continuing operations (1)	574.4	15.5%	392.5	11.7%	142.8	15.8%	84.2	10.1%
- Excluding IFRS 16 (1)	431.4	11.6%	392.5	11.7%	105.6	11.7%	84.2	10.1%
Adjusted net income from continuing operations (1)	225.0	6.1%	206.6	6.2%	52.3	5.8%	45.5	5.4%
Adjusted basic and diluted EPS from continuing operations (1)	2.02	n/m	1.82	n/m	0.47	n/m	0.40	n/m
Dividends declared per common share	0.5800	n/m	0.5500	n/m	0.1450	n/m	0.1375	n/m

 Results for 2019 were accounted for using IFRS 16 and results for 2018 were accounted for using IAS 17.

 (1) EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted EPS, and measures excluding IFRS 16 are non-IFRS measures (discussed in the Definitions section of Stantec’s 2019 Annual Report).

 n/m = not meaningful

2019 Results Compared to Targets

The adoption of IFRS 16 resulted in non-cash impacts to administrative and marketing expenses, depreciation of leased assets, and net interest expense. As a result, in Q1 19, Stantec updated its targets, previously provided in its 2018 Annual Report. The Company revised its EBITDA and net income targets to adjusted EBITDA and adjusted net income since it believes these measures better reflect underlying operations.

(In millions of Canadian dollars, unless otherwise stated)	2019 Target before IFRS 16 adoption	Revised for adoption of IFRS 16	2019 Results Compared to Revised Annual Target
Measure
Gross margin as % of net revenue	53% to 55%	No change	54.1%	✓
Administrative and marketing expenses as % of net revenue	41% to 43%	37% to 39%	38.6%	✓
EBITDA as % of net revenue (1)	11% to 13%	withdrawn
Adjusted EBITDA as % of net revenue (1)		15% to 17%	15.5%	✓
Net income as % of net revenue	At or above 5.0%	withdrawn
Adjusted net income as % of net revenue (1)		At or above 6.0%	6.1%	✓

(1) EBITDA, adjusted EBITDA, and adjusted net income are non-IFRS measures and DSO is a metric (discussed in the Definitions section of Stantec’s 2019 Annual Report).

✓     Meeting or performing better than annual target.

Stantec is within its target range for all measures in 2019. For further details regarding overall annual performance, refer to the Financial Performance section of the Management’s Discussion & Analysis (MD&A).

Conference Call

Gord Johnston, president and chief executive officer and Theresa Jang, executive vice president and chief financial officer, will hold a conference call at 7:00 AM MST (9:00 AM EST) on Thursday, February 27, 2020, to discuss the Company’s fourth quarter and full year 2019 performance. Please use the following link to register for the webcast:

https://edge.media-server.com/mmc/p/cqrn2b8m

The conference call and presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Participants wishing to listen to the call via telephone may dial in toll-free at 1-800-367-2403 (Canada and United States) or 1-334-777-6978 (international). Please provide confirmation code 8912593 when prompted.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind. We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, net debt to adjusted EBITDA are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2019 Annual Report and the reconciliation of Non-IFRS Financial Measures appended hereto.

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, Stantec’s ability to drive operational efficiencies in 2020 and achieve the financial targets set out in its Strategic Plan. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, decreased infrastructure spending levels, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information about how other material risk factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in our 2019 Annual Report. You may access our annual report online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2019 Annual Report free of charge from our investor contact noted below.

Investor Contact Cora Klein Stantec Investor Relations Ph: 780-969-2018 cora.klein@stantec.com	Media Contact Stephanie Smith Stantec Media Relations Ph: 780-917-7230 stephanie.smith2@stantec.com

Design with community in mind

Attached to this news release are Stantec’s consolidated statements of financial position, consolidated statements of income, a summary of impacts of IFRS 16, and reconciliation of non-IFRS measures.

Consolidated Statements of Financial Position

 (Audited)

As at December 31	2019	2018
(In millions of Canadian dollars)	$	$
ASSETS
Current
Cash and deposits	223.5	185.2
Trade and other receivables	817.7	878.1
Unbilled receivables	374.2	384.6
Contract assets	67.5	59.7
Income taxes recoverable	36.2	47.9
Prepaid expenses	42.9	56.8
Other assets	18.1	23.2
Total current assets	1,580.1	1,635.5
Non-current
Property and equipment	286.5	289.4
Lease assets	558.5	-
Goodwill	1,651.8	1,621.2
Intangible assets	219.6	247.7
Investments in joint ventures and associates	8.8	9.4
Net employee defined benefit asset	26.0	10.0
Deferred tax assets	31.9	21.2
Other assets	198.3	175.5
Total assets	4,561.5	4,009.9
LIABILITIES AND EQUITY
Current
Bank indebtedness	19.5	-
Trade and other payables	576.4	567.2
Lease liabilities	99.9	-
Deferred revenue	199.2	174.4
Income taxes payable	28.4	37.9
Long-term debt	46.9	48.5
Provisions	23.9	42.4
Other liabilities	12.1	23.2
Total current liabilities	1,006.3	893.6
Non-current
Lease liabilities	589.0	-
Income taxes payable	11.6	15.9
Long-term debt	814.0	885.2
Provisions	89.1	78.2
Net employee defined benefit liability	85.2	68.6
Deferred tax liabilities	73.2	54.3
Other liabilities	16.0	105.4
Total liabilities	2,684.4	2,101.2
Shareholders’ equity
Share capital	879.8	867.8
Contributed surplus	23.9	24.8
Retained earnings	917.7	851.2
Accumulated other comprehensive income	54.1	163.1
Total shareholders’ equity	1,875.5	1,906.9
Non-controlling interests	1.6	1.8
Total liabilities and equity	4,561.5	4,009.9

 Consolidated Statements of Income

 (Audited)

Years ended December 31	2019	2018
(In millions of Canadian dollars, except per share amounts)	$	$
Continuing operations

Gross revenue	4,827.3	4,283.8
Less subconsultant and other direct expenses	1,116.0	928.6
Net revenue	3,711.3	3,355.2

Direct payroll costs	1,702.9	1,540.0
Gross margin	2,008.4	1,815.2

Administrative and marketing expenses	1,433.6	1,438.2
Depreciation of property and equipment	58.2	50.1
Depreciation of lease assets	115.8	-
Amortization of intangible assets	66.9	65.0
Net interest expense	69.6	28.7
Other net finance expense	3.1	5.7
Share of income from joint ventures and associates	(0.8)	(1.6)
Foreign exchange loss	4.7	2.7
Other expense (income)	(8.2)	0.1
Income before income taxes and discontinued operations	265.5	226.3
Income taxes

Current	56.0	54.5
Deferred	15.1	0.5
Total income taxes	71.1	55.0
Net income for the year from continuing operations	194.4	171.3

Discontinued operations
Net loss from discontinued operations, net of tax	-	(123.9)
Net income (loss) for the period	194.4	47.4
Weighted average number of shares outstanding - basic	111,550,424	113,733,118
Weighted average number of shares outstanding - diluted	111,550,424	113,822,318
Shares outstanding, end of the period	111,212,975	111,860,105
Earnings (loss) per share, basic and diluted

Continuing operations	1.74	1.51
Discontinued operations	-	(1.09)
Total basic and diluted earnings (loss) per share	1.74	0.42

Reconciliation of Non-IFRS Financial Measures

	Year Ended Dec 31		Quarter Ended Dec 31
(In millions of Canadian dollars, except per share amounts)	2019	2018	2019	2018

Net income from continuing operations	194.4	171.3	42.4	21.2
Add back:
Income taxes	71.1	55.0	17.9	2.6
Net interest expense	69.6	28.7	17.5	9.3
Depreciation and amortization	240.9	115.1	62.2	28.1
EBITDA from continuing operations	576.0	370.1	140.0	61.2

Add back (deduct) pre-tax:
Lease exit liability	-	12.8	-	12.8
Past service cost for pensions	-	4.7	-	4.7
Unrealized gain on investments held for self-insured liabilities	(7.9)	4.9	(1.0)	5.5
Severances related to organizational reshaping	6.3	-	3.8	-
Adjusted EBITDA from continuing operations	574.4	392.5	142.8	84.2

	Year Ended Dec 31		Quarter Ended Dec 31
(In millions of Canadian dollars, except per share amounts)	2019	2018	2019	2018

Net income from continuing operations	194.4	171.3	42.4	21.2
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions (1)	30.7	28.8	8.0	7.3
Lease exit liability (2)	-	9.4	-	9.4
Past service cost for pensions (3)	-	3.5	-	3.5
Unrealized gain on investments held for self-insured liabilities (4)	(5.7)	3.6	(0.8)	4.1
Transition tax (recovery) expense (5)	1.1	(10.0)	-	-
Severances related to organizational reshaping (6)	4.5	-	2.7	-
Adjusted net income from continuing operations	225.0	206.6	52.3	45.5

Weighted average number of shares outstanding - basic	111,550,424	113,733,118	111,202,939	113,142,068
Weighted average number of shares outstanding - diluted	111,550,424	113,822,318	111,209,359	113,158,097

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	2.02	1.82	0.47	0.40
Adjusted earnings per share - diluted	2.02	1.82	0.47	0.40

See the Definitions section of the 2019 Annual Report for Stantec’s discussion of non-IFRS measures used. Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

(1) The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the year ended December 31, 2019, this amount is net of tax of $11.2 (2018 - $10.6). For the quarter ended December 31, 2019, this amount is net of tax of $2.4 (2018 - $1.4).

(2) For the quarter and year ended December 31, 2019, this amount is net of tax of nil (2018 - $3.4).

(3) For the quarter and year ended December 31, 2019, this amount is net of tax of nil (2018 - $1.2).

(4) For the year ended December 31, 2019, this amount is net of tax of $2.2 (2018 - ($1.3)). For the quarter ended December 31, 2019, this amount is net of tax of $0.2 (2018 - ($1.4)).

(5) Refer to Income Taxes section of Stantec’s 2019 Annual Report for further details.

(6) For the year ended December 31, 2019, this amount is net of tax of $1.8 (2018 - nil). For the quarter ended December 31, 2019, this amount is net of tax of $1.1 (2018 - nil).

 Impact on Statement of Financial Position at January 1, 2019

(In millions of Canadian dollars)	IFRS 16 $	Before IFRS 16 $	Increase (Decrease) $

Current assets
Trade and other receivables	828.1	878.1	(50.0)
Prepaid expenses	43.9	56.8	(12.9)
Other assets	24.3	23.2	1.1

Non-current assets
Lease assets	561.8	-	561.8
Intangible assets	242.0	247.7	(5.7)
Other assets	178.2	175.5	2.7
Total increase in assets			497.0

Current liabilities
Trade and other payables	566.9	567.2	(0.3)
Lease liabilities	44.8	-	44.8
Provisions	41.7	42.4	(0.7)
Other liabilities	5.0	23.2	(18.2)

Non-current liabilities
Lease liabilities	600.2	-	600.2
Provisions	86.6	78.2	8.4
Deferred tax liabilities	42.8	54.3	(11.5)
Other liabilities	10.9	105.4	(94.5)

Shareholders’ equity
Retained earnings	820.0	851.2	(31.2)
Total increase in liabilities and equity			497.0

IFRS 16 Impact on Statement of Income - Continuing Operations	Year Ended Dec 31
(In millions of Canadian dollars)	2019 as Reported $	2019 before IFRS 16 $	Increase (Decrease) $
Impact on income statement items
Administrative and marketing expenses	1,433.6	1,576.6	(143.0)
Net interest expense	69.6	37.3	32.3
Depreciation of lease assets	115.8	-	115.8
Net income	194.4	198.1	(3.7)

Impact on non-IFRS financial measures (1)
EBITDA	576.0	433.0	143.0
Adjusted EBITDA	574.4	431.4	143.0
Net debt/adjusted EBITDA - Continuing operations	1.1	1.5	(0.4)
(1) Non-IFRS measures are discussed in the Definitions section of Stantec’s 2019 Annual Report.

IFRS 16 Impact on Statement of Cash Flows - Continuing Operations	Year Ended Dec 31
(In millions of Canadian dollars)	2019 as Reported $	2019 before IFRS 16 $	Increase (Decrease) $
Cash flows from operating activities	449.9	333.2	116.7
Cash paid to suppliers	(1,716.9)	(1,865.9)	149.0
Interest paid	(71.6)	(39.3)	(32.3)

Cash flows (used in) from investing activities	(135.2)	(84.8)	(50.4)
Proceeds from lease inducements	-	50.4	(50.4)

Cash flows used in financing activities	(286.0)	(219.7)	(66.3)
Payments of lease obligations	(116.7)	-	(116.7)
Proceeds from lease inducements	50.4	-	50.4